Contact: Jonathan Burgin CFO (972) 3-645-5004 jonathanb@radcom.com

FOR IMMEDIATE RELEASE

RADCOM TO APPEAL NASDAQ GLOBAL MARKET DELISTING NOTIFICATION

TEL-AVIV, Israel - August 28, 2007—Further to its announcement on July 31, 2007, RADCOM Ltd. (“RADCOM” or the “Company”) (NASDAQ and TASE: RDCM) today announces that on August 23, 2007, the Company received a Nasdaq Staff Determination (the “Staff Determination”) indicating that RADCOM fails to comply with the minimum $10 million stockholders’ equity requirement for continued listing on The Nasdaq Global Market set forth in Marketplace Rule 4450(a)(3), and that its securities are, therefore, subject to delisting.

The Company intends to request a hearing before a Nasdaq Listing Qualifications Panel (the “Panel”) to review the Staff Determination. A hearing request will stay the suspension of the Company’s securities from The Nasdaq Global Market pending the Panel’s decision.

There can be no assurance that the Panel will grant the Company’s request for continued listing. If the Company’s ordinary shares are ultimately delisted from The Nasdaq Global Market, the Company intends to apply to list its ordinary shares on The Nasdaq Capital Market.

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About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in Next Generation Cellular as well as Voice, Data and Video over IP networks. Its solutions are used in the development and installation of network equipment and in the maintenance of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on both the Nasdaq Global Market and the Tel Aviv Stock Exchange under the symbol RDCM. For motoe information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “'believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.